Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

CONSENT OF DELOITTE & TOUCHE LLP

We consent to the use of our reports dated March 21, 2007 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Difference relating to a change in accounting principle that has been implemented in the financial statements) appearing in the Annual Report on Form 40-F of Canetic Resources Trust for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Canada

March 28, 2007